Exhibit 99.3

WEIBO CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: WB)

BALLOT FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF)
HELD AT ROOM 5809-10, 58/F, TWO INTERNATIONAL FINANCE CENTRE, 8 FINANCE ST. CENTRAL, HONG KONG ON NOVEMBER 12, 2019 AT 2:00 P.M. (HONG KONG TIME)

I/We,

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of

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the undersigned, being the registered holder(s) of                       Class A ordinary shares (Note 1), par value US$0.00025 per share, of Weibo Corporation (the “Company”) and                       Class B ordinary shares (Note 1), par value US$0.00025 per share, of the Company, hereby cast my/our vote as follows:

	PROPOSALS	FOR (Note2)	AGAINST (Note 2)	ABSTAIN (Note 2)
1.	As an ordinary resolution: THAT Mr. Daniel Yong Zhang shall be re-elected as a director of the Company at this annual general meeting.	☐	☐	☐
2.	As an ordinary resolution: THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting.	☐	☐	☐

Dated , 2019	Signature(s) (Note 3)

1                   Please insert the number of or strike out the class of shares registered in your name(s) to which this ballot relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

2                   IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.”

3                   This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.